SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, September 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

- EXHIBIT 1.- TelePizza informs that, as of 09/26/02, the company has signed a purchase and sale public deed with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building located in San Sebastián de los Reyes, being this building the new headquarters of the Company.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

dlw 11/20

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

ATT. D. Antonio Mas Sirvent
(General Direction of Market Supervision)
Fax no: 91/585.16.62
Number of pages: 1

COMMUNICATION OF RELEVANT FACT

Madrid, January 27 2002.

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (*Comisión Nacional del Mercado de Valores*), the following relevant fact:

As of the 26th of September 2002, once the development and fitting-out works of the building located in Isla Graciosa street nº 7 (San Sebastián de los Reyes-Madrid) have been completed and in order to execute the promissory purchase contract of said building (filed with the CNMV on the 22nd January 2002), the public deed has been signed between Tele Pizza S.A and COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh and simultaneously a lease agreement has been signed under the conditions mentioned in the previous communication.

Said building is the new Group's headquarters, where the company has established its new Registered Office Address, under the agreement approved at the last General Shareholder's Meeting of Tele Pizza, S.A., this agreement was duly filed with the CNMV.

This communication follows the current legal requirements.

By: D. Javier Gaspar Pardo de Andrade
Secretary of TELE PIZZA, S.A.